UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Andeavor

(Name of Issuer)

Common Stock, $0.16 2⁄3 par value

(Title of Class of Securities)

881609101

(CUSIP Number)

Paul L. Foster

123 W. Mills Avenue, Suite 600

El Paso, Texas 79901

(915) 504-7100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 881609101

1	NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,352,207
	8	SHARED VOTING POWER 6,439,218
	9	SOLE DISPOSITIVE POWER 1,352,207
	10	SHARED DISPOSITIVE POWER 6,439,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE ITEM 5) 5.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 8, 2017, as amended on December 6, 2017 (the “Schedule 13D”), relating to the common stock, par value $0.16 2⁄3 per share (“Common Stock”) of Andeavor, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Person. Only those items reported in this Amendment No. 2 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On April 29, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Marathon Petroleum Corporation, a Delaware corporation (“MPC”), Mahi Inc., a Delaware corporation (“Merger Sub 1”), and Mahi LLC, a Delaware limited liability company (“Merger Sub 2”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, (1) Merger Sub 1 will merge with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving entity, and (2) the surviving entity of the First Merger will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of MPC (the “Second Merger and, collectively with the First Merger, the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, and as a result of the Merger, each outstanding share of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the First Merger (the “Effective Time”) (other than shares of Common Stock owned by MPC, Merger Sub 1, Merger Sub 2 or the Issuer, or any of MPC’s or the Issuer’s wholly owned subsidiaries or by stockholders of the Issuer who perfect their statutory rights of appraisal under Delaware law) will be converted into a right to receive, subject to the allocation and election procedures set forth in the Merger Agreement, either (i) $152.27 or (ii) 1.8700 of a share of common stock, par value $0.01 per share, of MPC. A copy of the Merger Agreement is attached hereto as Exhibit (b)(i) and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrent with and as a condition to MPC entering into the Merger Agreement, the Reporting Person and FMILP entered into a Voting and Support Agreement with the Issuer, MPC, Merger Sub 1 and Merger Sub 2 (the “Voting Agreement”), with respect to all shares of Common Stock beneficially owned by the Reporting Person and FMILP as set forth in the Voting Agreement (other than those shares sold pursuant to the existing Rule 10b5-1 plan of the Reporting Person and FMILP with Goldman Sachs & Co. LLC, dated as of November 14, 2017 (the “10b5-1 Plan”)), and any additional shares of Common Stock and any other voting securities of the Issuer of which the Reporting Person and FMILP may acquire record and/or beneficial ownership after the date of the Voting Agreement (collectively, the “Voting Agreement Shares”).

Under the Voting Agreement, the Reporting Person and FMILP agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote all Voting Agreement Shares in favor of the Merger and in favor of any related proposal in furtherance thereof; (2) vote all Voting Agreement Shares in favor of any proposal to adjourn or postpone a meeting of the Issuer’s stockholders to a later date if there are insufficient votes to adopt the Merger Agreement; (3) vote the Voting Agreement Shares against any alternative transaction; and (4) vote against any other actions or agreements that would reasonably be expected to impede, prevent, delay or otherwise adversely affect the Merger. Under the Voting Agreement, the Reporting Person and FMILP granted to MPC (and its designees) an irrevocable proxy to vote the Voting Agreement Shares as provided above. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) an adverse change by the board of directors of the Issuer of its recommendation that the Issuer’s stockholders adopt the Merger Agreement. The Voting Agreement also generally prohibits the Reporting Person and FMILP from transferring the Voting Agreement Shares, other than pursuant to the 10b5-1 Plan.

A copy of the Voting Agreement is attached hereto as Exhibit (b)(ii) and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            As of May 8, 2018, the Reporting Person is the beneficial owner of 7,487,134 shares of Common Stock (including 1,775 restricted stock units vesting on June 1, 2018), which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 151,122,485 shares of Common Stock outstanding as of April 26, 2018 (based on information set forth in the Current Report on Form 8-K filed on May 1, 2018 by the Issuer), constitutes approximately 4.96% of the outstanding shares of Common Stock.

(b)            Of the shares of Common Stock indicated as beneficially owned by the Reporting Person as of May 8, 2018, 6,134,927 shares are beneficially owned by FMILP. The Reporting Person is the sole shareholder and President of Franklin Mountain G.P., LLC (“FMGP”), the general partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP. FMILP is a Texas limited partnership and its business address is 123 W. Mills Avenue, Suite #600, El Paso, Texas 79901. FMGP is a Texas limited liability company and its business address is 123 W. Mills Avenue, Suite #600, El Paso, Texas 79901. During the past five years, neither FMILP nor FMGP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the Voting Agreement, the Reporting Person and FMILP have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Voting Agreement Shares with MPC, Merger Sub 1 and Merger Sub 2.

(c)            Pursuant to the terms of the 10b5-1 Plan, to which the Reporting Person and FMILP are party, the Reporting Person and FMILP have sold an aggregate of 719,500 shares of Common Stock during the past 60 days. The table below summarizes the terms of the sale transactions over the past 60 days, including the weighted-average sale price.

Stockholder	Transaction Date	Number of Shares	Trade Price
FMILP	5/8/2018	4,291	$137.22
FMILP	5/7/2018	50,000	$141.74
FMILP	5/4/2018	50,000	$140.70
FMILP	5/3/2018	50,000	$139.28
FMILP	5/2/2018	50,000	$138.51
FMILP	5/1/2018	50,000	$132.10
FMILP	4/30/2018	50,000	$139.69
FMILP	4/27/2018	50,000	$122.35
FMILP	4/26/2018	50,000	$123.71
FMILP	4/25/2018	22,000	$120.21
Paul Foster	4/24/2018	5,880	$119.84
FMILP	4/24/2018	45,529	$120.37
Paul Foster	4/23/2018	5,880	$118.73
FMILP	4/23/2018	23,520	$118.73
Paul Foster	4/10/2018	4,640	$109.78
FMILP	4/10/2018	18,560	$109.78
Paul Foster	4/9/2018	37,840	$107.19
FMILP	4/9/2018	151,360	$107.19

Except as described in this Item 5, Item 3 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)            No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)            On May 4, 2018, following the sale of 50,000 shares of Common Stock pursuant to the 10b5-1 Plan, the Reporting Person beneficially owned 7,541,425 shares of the Issuer’s Common Stock comprising less than 5% of the outstanding shares of Common Stock of the Issuer. Accordingly, the Reporting Person is no longer subject to the reporting obligations of Rule 13D of the Exchange Act and this is the final amendment to the Reporting Person’s Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following:

The responses to Items 4 and 5 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

(b)(i)	Agreement and Plan of Merger, dated as of April 29, 2018, by and among Andeavor, Marathon Petroleum Corporation, Mahi Inc. and Mahi LLC (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed on May 1, 2018).

(b)(ii)	Voting and Support Agreement, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc., Mahi LLC., Paul L. Foster and Franklin Mountain Investments, LP (incorporated by reference to Exhibit 99.1 to Issuer’s Current Report on Form 8-K filed on May 1, 2018).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2018

By:	/s/ Paul L. Foster
Name: Paul L. Foster